                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K
    FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
        PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                          COMMISSION FILE NUMBER 0-6159

     A. Full title of the plan and address, if different from that of the issuer named below:

                          REGIONS FINANCIAL CORPORATION
                               PROFIT SHARING PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          REGIONS FINANCIAL CORPORATION
                                 P. O. BOX 10247
                            BIRMINGHAM, ALABAMA 35202

                Regions Financial Corporation Profit Sharing Plan

             Audited Financial Statements and Supplemental Schedule

            Year ended December 31, 1999 and as of December 31, 1998

The following report of independent auditors and financial statements of the registrant are submitted herewith:

Report of Independent Auditors.......................................................................   1
Statements of Net Assets Available for Benefits......................................................   2
Statement of Changes in Net Assets Available for Benefits............................................   3
Notes to Financial Statements........................................................................   4

Supplemental Schedule
Schedule of Assets Held for Investment Purposes at End of Year.......................................   9

                         Report of Independent Auditors

Regions Financial Corporation
Regions Financial Corporation Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Regions Financial Corporation Profit Sharing Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/ Ernst & Young
-------------------------------

Birmingham, Alabama
May 31, 2000

                Regions Financial Corporation Profit Sharing Plan

                 Statements of Net Assets Available for Benefits

                                                             DECEMBER 31
                                                       1999              1998
                                                   ------------------------------
ASSETS
Cash and interest bearing deposits                 $    483,196      $    286,160
Employer contributions receivable                    24,281,790        23,747,459
Interest and dividend income receivable                 293,913           231,475
Investments, at fair value                          333,747,619       287,759,284
                                                   ------------------------------
Net assets available for benefits                  $358,806,518      $312,024,378
                                                   ==============================

See accompanying notes.

                Regions Financial Corporation Profit Sharing Plan

            Statement of Changes in Net Assets Available for Benefits

                                                        YEAR ENDED
                                                       DECEMBER 31
                                                           1999
                                                       ------------
ADDITIONS
Contributions from employers                           $ 27,535,738
Contributions from employees                              7,507,585
Transfers from other plans                               10,357,245
Dividend income                                           7,873,714
Capital gains                                             8,476,989
Interest income                                             186,626
                                                       ------------
                                                         61,937,897

DEDUCTIONS
Distributions to participants                            28,346,947
                                                       ------------
                                                         33,590,950

Net appreciation in fair value of investments            13,191,190
                                                       ------------
Net increase                                             46,782,140

Net assets available for benefits at beginning of
  year                                                  312,024,378
                                                       ------------
Net assets available for benefits at end of year       $358,806,518
                                                       ============

See accompanying notes.

                Regions Financial Corporation Profit Sharing Plan

                         Notes to Financial Statements

                               December 31, 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of Regions Financial Corporation Profit Sharing Plan (the Plan) have been prepared on the accrual basis of accounting.

INVESTMENT VALUATION

Marketable securities are stated at aggregate fair value as determined by Regions Bank (the trustee), a subsidiary of Regions Financial Corporation. Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Investments traded in the over-the-counter market are valued at the average of last reported bid and ask prices and listed securities for which no sale was reported on that date are valued at last reported sales price.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Certain amounts in prior years financial statements have been reclassified to conform with the 1998 presentation. These reclassifications had no effect on net assets.

ADMINISTRATIVE EXPENSES

All expenses incurred in the administration of the Plan including trustee fees, legal and accounting fees, are paid directly by Regions Financial Corporation and affiliates (the Company).

                Regions Financial Corporation Profit Sharing Plan

                               December 31, 1999

2. DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering all employees of the Company who have completed at least one year of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Each year, participants may contribute up to 10% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes profit-sharing amounts and 401(k) contributions at the option of the Company's board of directors.

                Regions Financial Corporation Profit Sharing Plan

                               December 31, 1999

2. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Participants are immediately vested in the Company's 401(k) contribution and their contributions plus actual earnings thereon. Vesting in the Company profit-sharing contribution portion of their accounts plus actual earnings thereon is based on three years continuous service.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

PAYMENT OF BENEFITS

On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, elect to receive annual installments over a 10 year period.

                Regions Financial Corporation Profit Sharing Plan

                               December 31, 1999

2. DESCRIPTION OF THE PLAN (CONTINUED)

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

3. INVESTMENTS

Regions Bank serves as corporate trustee and custodian of the Plan holding the Plan's investment assets and executing transactions therein. All investments held by the Plan are participant directed. Participants have the option to direct their fund account assets into the following nine funds: Regions Balanced Fund, Regions Limited Maturity Government Fund, Regions Growth Fund, Regions Value Fund, Regions Fixed Income Fund, Regions Treasury Money Market Fund, Regions Unitized Fund, Regions Aggressive Growth Fund, and Federated International Equity Fund. Regions Bank serves as the investment adviser to the Regions mutual funds which are managed by Federated Securities Corporation, Pittsburgh, Pennsylvania. The Regions Unitized Fund is managed by Regions Bank and consists primarily of investments in the common stock of Regions Financial Corporation and a small amount of cash and cash equivalents as necessary to meet liquidity needs of the fund. The Regions Unitized Fund's fair value is based on the quoted market price of the common stock of Regions Financial Corporation.

During 1999, the Plan's net increase in assets available for benefits was $13,191,190, allocated by fund as follows:

                                                            Net Increase (Decrease)
                                                             in Fair Value During
                                                                     Year
                                                         ---------------------------

     Regions Balanced Fund                                       $  2,874,743
     Regions Ltd. Maturity Government Fund                           (673,015)
     Regions Growth Fund                                           21,346,667
     Regions Value Fund                                              (988,565)
     Regions Fixed Income Fund                                       (383,729)
     Regions Aggressive Growth Fund                                   585,243
     Regions Unitized Fund                                         (9,807,144)
     Federated International Equity Fund                              236,990
                                                                 ------------
                                                                 $ 13,191,190
                                                                 ============

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                                 DECEMBER 31
                                                            1999              1998
                                                        ------------------------------

     Regions Balanced Fund                              $ 94,872,393      $ 86,777,882
     Regions Ltd. Maturity Government Fund                28,522,368        27,213,552
     Regions Growth Fund                                 113,757,166        83,192,120
     Regions Value Fund                                   24,133,058        21,085,937
     Regions Treasury Money Market Fund                   38,159,520        33,945,607
     Regions Unitized Fund                                21,000,376        26,436,955

                Regions Financial Corporation Profit Sharing Plan

                               December 31, 1999

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated June 22, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. TRANSACTIONS WITH PARTIES-IN-INTEREST

During the years ended December 31, 1999 and 1998, substantially all investment transactions were with investment funds managed by Regions Bank and are therefore related party transactions.

6. TRANSFERS FROM OTHER PLANS

During the year ended December 31, 1999, $10,357,245 of net assets were transferred to the Plan from various profit sharing/401(k) plans of companies combined with Regions Financial Corporation.

                Regions Financial Corporation Profit Sharing Plan
                                (Plan Number 002)
                   (Employer Identification Number 63-0589368)
                               Schedule H, Line 4i
         Schedule of Assets Held for Investment Purposes at End of Year

                                December 31, 1999

          (b) IDENTITY OF ISSUE,         (c) DESCRIPTION OF INVESTMENT, (INCLUDING
       BORROWER, LESSOR, OR SIMILAR       MATURITY DATE, RATE OF INTEREST, COLLATERAL,    (e) CURRENT
(a)               PARTY                           AND PAR OR MATURITY VALUE)                 VALUE
------------------------------------------------------------------------------------------------------

 *      Regions Financial Corporation       Balanced Fund                                 $ 94,872,393

 *      Regions Financial Corporation       Ltd. Maturity Government Fund                   28,522,368

 *      Regions Financial Corporation       Growth Fund                                    113,757,166

 *      Regions Financial Corporation       Value Fund                                      24,133,058

 *      Regions Financial Corporation       Fixed Income Fund                                5,825,414

 *      Regions Financial Corporation       Treasury Money Market Fund                      38,159,520

 *      Regions Financial Corporation       Unitized Fund                                   21,000,376

 *      Regions Financial Corporation       Aggressive Growth Fund                           3,831,705

        Federated International             Equity Fund                                      1,036,321

        Loans to Participants               Interest rate ranges from 6% to 8%               2,609,298
                                                                                          ------------
                                                                                          $333,747,619
                                                                                          ============


* Indicates party-in-interest to the Plan.

Columns (d) has not been presented as this information is not applicable.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employees' Profit Sharing Plan Benefits Committee has duly caused the annual report to be signed by the undersigned thereunto duly authorized.

                                      EMPLOYEES' PROFIT SHARING PLAN
                                      REGIONS FINANCIAL CORPORATION



Date:   June 23, 2000                 By: /s/ William Michael Head
      -----------------                   --------------------------------------

                                      William Michael Head
                                      Executive Vice President - Human Resources
                                      Regions Financial Corporation